

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2014

Via E-mail
Doug Croxall
Chief Executive Officer and Chairman
Marathon Patent Group, Inc.
2331 Mill Road, Suite 100
Alexandria, VA 22314

> **Re:** **Marathon Patent Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 24, 2014**
> **File No. 333-196994**

Dear Mr. Croxall:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please be advised that we will send you comments regarding your confidential treatment request separately. Any such comments will need to be resolved prior to the effective date of the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For the Three Months Ended March 31, 2014 and 2013, page 24

2.   We note that you generated revenues from two settlement and license agreements for the three months ended March 31, 2014. Please revise your disclosure to provide context concerning the activities that resulted in this portion of your revenues. We refer you to

comment 5 in our letter dated May 9, 2014 and comment 1 in our letter dated June 10, 2014 relating to the Form 10-K for the fiscal year ended December 31, 2013.

<u>Selling Stockholders, page 47</u>

3.   We note that to the best of your knowledge none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer other than as described in the footnotes. Please remove the knowledge qualifier.

<u>Notes to Unaudited Consolidated Financial Statements</u>

<u>Note 8 – Subsequent Events</u>

<u>Completion of Acquisition, page F-51</u>

4.   We note that On May 2, 2014, you completed the acquisition of certain ownership rights from TechDev Holdings, LLC, Granicus IP, LLC and The Spangenberg Family Foundation for the Benefit of Children's Healthcare and Education and pursuant to the agreement, you acquired 100% of the limited liability company membership interests of Dynamic Advances, LLC, IP Liquidity Ventures, LLC and Sarif Biomedical, LLC. Please tell us how you evaluated the significance of the acquisition pursuant to Rule 8-04 of Regulation S-X. To the extent the acquisition is significant, revise to include the financial statements required under Rules 8-04 and 8-05 of Regulation S-X.

<u>Exhibit 23.1</u>

5.   We note that the auditor consents to the inclusion of their report dated March 31, 2014 on the consolidated financial statements for the years ended December 31, 2013 and 2012. Please revise to indicate whether the auditor also consents to the inclusion of the balance sheets dated as of December 31, 2013 and 2012. Note that this also applies to your 10-K/A for the fiscal year ended December 31, 2013. Also, revise to indicate whether the auditor consents to the reference to the firm as "experts" as disclosed on page 58 of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via E-Mail
        Harvey J. Kesner, Esq.
        Sichenzia Ross Friedman Ference LLP